Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2014	2013	2012	2011	2010
	($ in thousands)

Income before tax	$415,455	$425,850	$425,592	$383,334	$255,909
Fixed Charges
Interest expense	47,334	48,996	56,273	70,312	84,380
Estimate of interest within rental expense	8,742	8,731	8,594	7,605	7,744
Preferred dividends	—	4,947	10,361	10,719	34,340
Fixed charges and preferred dividend, excluding
interest on deposits	$56,076	$62,674	$75,228	$88,636	$126,464
Interest on deposits	65,486	63,496	75,895	107,110	116,737
Fixed charges and preferred dividend, including
interest on deposits	$121,562	$126,170	$151,123	$195,746	$243,201
Total earnings, fixed charges and preferred dividends,
excluding interest on deposits	$471,531	$488,524	$500,820	$471,970	$382,373
Total earnings, fixed charges and preferred dividends,
including interest on deposits	$537,017	$552,020	$576,715	$579,080	$499,110
Ratio of Earnings to Fixed Charges and Preferred
Dividends
Excluding interest on deposits	8.41	7.79	6.66	5.32	3.02
Including interest on deposits	4.42	4.38	3.82	2.96	2.05